

July 27, 2012

Mr. Graham Robjohns
Chief Executive Officer
Seadrill Partners LLC
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

> **Re:** **Seadrill Partners LLC**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted July 2, 2012**
> **CIK No. 0001553467**

Dear Mr. Robjohns:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form F-1

1. Please provide us on a supplemental basis with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act ("JOBS Act") by any broker or dealer that is participating or will participate in your offering.

2. Please send us the supporting documentation for all of the statistical and similar claims you make in your prospectus. For example, we refer you to the claims on page 31 attributed to ODS-Petrodata regarding the worldwide fleet of tender rigs, semi-

submersible rigs and drillships. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your prospectus. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

3.   Please explain to us the basis for your statement that you are "growth-oriented." As you use that term, it implies that this differentiates you from other companies which provide the same services.

4.   We note the disclosures in your risk factor beginning on page 26 entitled "OPCO currently derives all its revenue from four customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow" (including your statement that "[t]he loss of any…drilling contracts…could have a material adverse effect…") and your risk factor beginning on page 27 entitled "OPCO may not be able to renew or obtain favorable contracts for drilling rigs whose contracts are expiring or are terminated, which could adversely affect its revenues and profitability." With regard to the contracts discussed in these risk factors, please explain whether you plan to provide such contracts as exhibits to your Form F-1, and if not, your basis for not providing them. Refer to Item 601(b)(10) of Regulation S-K.

Risk Factors, page 17

If OPCO's business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments…, page 33

5.   We note your disclosure that from time to time OPCO may enter into drilling contracts with countries that are sanctioned or identified as state sponsors of terrorism by the U.S. government. You do not identify these countries or contracts. Iran, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the U.S. Department and State and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, whether through affiliates, subsidiaries, customers, or other direct or indirect arrangements.

For instance, we note that Seadrill Limited's Form 20-F discloses that it may enter into drilling contracts with Iran, Syria, Sudan and Cuba. We also note the disclosure in your Form F-1 that your customers include Total, BP and Statoil. According to Statoil's website, it has an office in Iran and an agreement with Cuba to explore for oil. Total's 2011 Form 20-F discloses that it has investments in Iran, Syria and Sudan. BP's 2011 Form 20-F discloses that it has interests in an oilfield in Iran and that it sells some products in Cuba and Sudan. Finally, we note that the Fredriksen Group, which you disclose is held primarily by your major shareholder and other related companies, includes Frontline Ltd. Frontline's 2011 Form 20-F states that its vessels may call on ports in Iran, Syria, Sudan and Cuba.

Describe any products, components, technology or services you have provided, directly or indirectly, to Iran, Syria, Sudan and Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by the governments of these countries.

6. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Fees and cost reimbursements, which Seadrill Management will determine…, page 42

7. Please disclose in this risk factor, if true, that there are no caps on the fees and expense reimbursements that you may be required to pay to Seadrill Management and other affiliates of Seadrill.

Forward-Looking Statements, page 51

8. Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the first sentence of this section beginning, "Statements included in this prospectus which are not historical facts…," appears to be overly broad. Please narrow your statement accordingly or remove it.

Use of Proceeds, page 53

9. We note your disclosure that you "intend to use the net proceeds from this offering as partial consideration for [your] acquisition from Seadrill of [your] approximate 30.0% interest in OPCO." Please disclose how you intend to finance the balance of the acquisition from Seadrill and quantify the total cost of the acquisition.

Our Cash Distribution Policy and Restrictions on Distributions, page 56

Forecasted Cash Available for Distribution, page 66

10. Please revise the table on page 67 for the twelve months ending September 30, 2013 to also provide tabular disclosure on a quarterly basis over the forecasted period. We expect this disclosure to support your statement at page 66, "This amount would be sufficient to

pay the minimum quarterly distribution of $__ per unit on all of our common units and subordinated units for the four quarters ending September 30, 2013."

11.   With a view toward disclosure, please provide us with a table that indicates what quarterly distributions would have been for the most recent four fiscal quarters and fiscal year ending December 31, 2011 on a pro forma basis, if this information is available or can be obtained. Clarify in your disclosure whether you would have had sufficient cash available for distribution to pay the minimum quarterly distribution on all of your common units and subordinated units for these periods. We note the historical information concerning the Seadrill Partners LLC Predecessor that you provide beginning at page 82.

Management, page 130

12.   We note your disclosure that your executive officers intend to devote "as much time…as is necessary" to the management of your business. For each of Messrs. Robjohns and Lundetræ, please disclose a reasonable estimate of the amount of time that you anticipate will be devoted to your business.

The Operating Agreement, page 153

Applicable Law; Forum, Venue and Jurisdiction, page 155

13.   Several lawsuits are currently challenging the validity of choice of forum provisions in corporate organizational documents. Please disclose that although you have included a choice of forum clause in your operating agreement, it is possible that a court could rule that the provision is inapplicable or unenforceable.

Industry and Market Data, page 182

14.   We note your statement on page 182 that you have not independently verified the market data and other statistical information used in your prospectus, and "cannot assure [investors] of the accuracy or completeness of such third-party information contained in this prospectus." Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise.   Please revise this statement or remove the related disclosures.

Financial Statements, page 183

15.   Please note and monitor the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Unaudited Pro Forma Combined Consolidated Balance Sheet, page P-1

16.   Please expand your pro forma financial statement presentation to include a pro forma statement of operations, reflecting the impact of the offering and related transactions disclosed beginning on page P-1. You may refer to Regulation S-X, Article 11-02 for further guidance.

Note 3, Pro Forma Adjustments and Assumptions, page P-5

17.   You have disclosed that upon closing of the offering, you will purchase a 30.09% economic interest in Seadrill Capricorn Sarl from Seadrill Ltd. We understand that you will also hold a 59% interest in the Class A voting stock of Seadrill Capricorn Sarl, while Seadrill Ltd. will retain the other 69.91% economic interest and 41% interest in Class A voting stock. Although you have not completed the pro forma adjustments on page P-3, tell us how you have considered whether Seadrill Capricorn Sarl is a variable interest entity and the guidance under ASC 810-10-25-20 in determining whether you are the primary beneficiary requiring consolidation.

18.   We note you will purchase a 30% limited partner interest in Seadrill Operating LP and hold 100% of the general partner interests through Seadrill Operating GP LLC upon the closing of the offering. We also note you have not completed the pro forma adjustments on page P-3. However, please tell us how you considered the guidance of ASC 810-20-25 as to whether the limited partners' rights might preclude the general partner from controlling Seadrill Operating LP. Please address the guidance of ASC 810-20-25-5 and tell us whether you believe the limited partners have substantive kick out rights or substantive participating rights. Your response should also discuss your relationship with Seadrill Ltd. and its ownership of 70% of the limited partner interest in Seadrill Operating LP and its impact on whether the participating rights of the limited partners are considered substantive, as discussed in ASC 810-20-25-20.

Note 13, Long-term Interest Bearing Debt, page F-13

Credit Facilities, page F-14

19.   We note your disclosures stating certain amounts under your credit facilities are due as balloon payments upon maturity. Please expand your disclosures here to identify the relevant maturity dates.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at
http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at (202) 551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy, "SEC Staff to Release Filing Review Correspondence Earlier," which we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm. If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Donald Delaney (Staff Accountant) at (202) 551-3863 or Shannon Buskirk (Staff Accountant) at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director